SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 9, 2010**

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	**001-3559**	**21-0398280**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 King Street, PO Box 231,
Wilmington, DE 19899
(Address of Principal Executive Offices)(Zip Code)

(302) 429-3018
Registrant's Telephone Number, Including Area Code

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On March 9, 2010, Atlantic City Electric Company (the "Company") completed the resale of $23,150,000 in aggregate principal amount of The Pollution Control Financing Authority of Salem County Pollution Control Revenue Refunding Bonds (Atlantic City Electric Company Project) Series 2004A due June 1, 2029 (the "Bonds"). The Bonds bear interest at the fixed rate of 4.875% per annum, payable each March 1 and September 1, commencing September 1, 2010. Beginning on March 9, 2020, the Bonds are subject to optional redemption at the direction of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount, plus accrued interest, if any, to the redemption date. The Company intends to use the proceeds for general corporate purposes.

The Bonds initially were issued and sold by The Pollution Control Financing Authority of Salem County, New Jersey (the "Authority") on August 20, 2004, pursuant to a Trust Indenture, dated as of August 1, 2004, between the Authority and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Bond Trustee") (the "Original Indenture" and as amended and supplemented, the "Indenture"). The Company received the proceeds from the issuance of the Bonds pursuant to a Loan Agreement, dated as of August 1, 2004, as amended, between the Authority and the Company and used such proceeds to refund certain bonds previously issued to refinance a portion of the costs of acquiring and constructing certain air or water pollution control and sewage or solid waste disposal facilities. At the time the Company repurchased the Bonds in 2008, due to disruption in the market for auction rate securities, the interest rate was changed to a weekly rate. Prior to the resale of the Bonds, the interest rate on the Bonds was changed from a weekly rate to a fixed rate to maturity. While the Bonds were held by the Company, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. Accordingly, the resale of the Bonds by the Company will be recorded as a long-term debt on the Company's balance sheet.

The payment of principal and interest on the Bonds is secured by $23,150,000 principal amount of Senior Notes, Salem Series 2004A due June 1, 2029 (the "Senior Notes") issued under an Indenture (for Senior Debt Securities), dated as of April 1, 2004, as amended, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Note Trustee"), which Senior Notes have interest and redemption provisions corresponding to those of the Bonds. The Senior Notes are secured by an equal principal amount of the Company's First Mortgage Bonds, Salem Collateral Series 2004A due June 1, 2029 (the "Collateral Bonds") issued to the Note Trustee pursuant to and secured by the Company's Mortgage and Deed of Trust, dated January 15, 1937, to The Bank of New York Mellon (successor to Irving Trust Company), as trustee, as supplemented and amended including pursuant to the Supplemental Indenture, dated as of August 10, 2004, relating to the issuance of the Collateral Bonds.

The Bonds were resold by the Company pursuant to a Reoffering Agreement, dated March 3, 2010 (the "Reoffering Agreement"), with Morgan Stanley & Co. Incorporated, as remarketing agent under the Indenture, and Morgan Stanley & Co. Incorporated and SunTrust Robinson Humphrey, Inc., as underwriters (collectively, the "Underwriters"). The Underwriters or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

The Reoffering Agreement is filed herewith as Exhibit 1.1.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Description of Exhibit
1.1	Reoffering Agreement, dated March 3, 2010, among the Company and Morgan Stanley & Co. Incorporated, as remarketing agent, and Morgan Stanley & Co. Incorporated and SunTrust Robinson Humphrey, Inc., as underwriters

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC CITY ELECTRIC COMPANY

By: /s/ A. J. KAMERICK
        Name: Anthony J. Kamerick
        Title: Chief Financial Officer

Date: March 11, 2010